SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

for the period ended 3 May, 2011

BP p.l.c.
(Translation of registrant's name into English)

1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
(Address of principal executive offices)

Indicate  by check mark  whether the  registrant  files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F        |X|          Form 40-F
     ---------------               ----------------

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby  furnishing  the  information to the
Commission  pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
     1934.

Yes                            No        |X|
      ---------------           ----------------

Exhibit 1.1	Transaction in Own Shares released on 4 April 2011
Exhibit 1.2	Transaction in Own Shares released on 5 April 2011
Exhibit 1.3	Director/PDMR Shareholding released on 6 April 2011
Exhibit 1.4	Transaction in Own Shares released on 8 April 2011
Exhibit 1.5	Transaction in Own Shares released on 12 April 2011
Exhibit 1.6	Director/PDMR Shareholding released on 12 April 2011
Exhibit 1.7	Transaction in Own Shares released on 15 April 2011
Exhibit 1.8	AGM Special Business and Retirement of Directors released on 15 April 2011
Exhibit 1.9	Transaction in Own Shares released on 19 April 2011
Exhibit 2.0	Total Voting Rights released on 28 April 2011

Exhibit 1.1

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 4 April 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 444,961 ordinary shares on 1 April 2011 at prices between 455.0 pence per share and 477.1 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,847,425,798 ordinary shares in Treasury, and has 18,866,517,036 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.2

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 5 April 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 11,061 ordinary shares on 4 April 2011 at prices between 394.0 pence per share and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,847,414,737 ordinary shares in Treasury, and has 18,866,528,097 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.3

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. - 6 April 2011

On 5 April 2011 BP p.l.c. was informed by Computershare Plan Managers that on 28 March 2011 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their name at £4.8325 per share, through the BP Scrip Dividend Programme.

Scrip dividend on Ordinary shares
Mr I. C. Conn	670
Mr R. Bondy	1,795
Dr M. C. Daly	965
Mr A. Hopwood	919
Mr B. Looney	116
Dr H. Schuster	133
Mr S. Westwell	1,591

BP p.l.c. was advised that on 28 March 2011 the following Directors and senior executives of BP p.l.c. (all persons discharging managerial responsibility) acquired the number of BP Ordinary shares shown opposite their name at £4.771 per share, through the BP Scrip Dividend Programme.

	ShareMatch UK	ShareMatch UK (Overseas)	Global ShareMatch
Mr I. C. Conn	80	N/A	N/A
Mr R. Bondy	20	N/A	N/A
Dr M. C. Daly	N/A	49	N/A
Mr B. Looney	26	N/A	N/A
Dr H. Schuster	N/A	N/A	11
Mr S. Westwell	24	N/A	5

BP p.l.c. was further advised that on 28 March 2011 the following senior executives (persons discharging managerial responsibility) in BP p.l.c. acquired the number of BP Restricted Share Units shown opposite their name at £4.794885 per share, as a result of reinvestment of dividends on restricted share units held by them.
	Deferred Annual Bonus Plan	Executive Performance Plan	Restricted Share Plan
Mr R. Bondy	2,291	840	4,126
Dr M. C. Daly	1,720	840	2,848
Mr A. Hopwood	928	578	N/A
Mr B. Looney	807	753	2,063
Dr H. Schuster	739	498	N/A
Mr S. Westwell	1,593	985	2,063

This notice is given in fulfilment of the obligation under DTR3.1.4 (1)(a)R.

Exhibit 1.4

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 8 April 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 2,385 ordinary shares on 7 April 2011 at prices between 394.0 pence per share and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,847,412,352 ordinary shares in Treasury, and has 18,866,562,132 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.5

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 12 April 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 2,076 ordinary shares on 11 April 2011 at prices between 394.0 pence per share and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,847,410,276 ordinary shares in Treasury, and has 18,866,570,508 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.6

BP p.l.c. -  Director/PDMR Shareholding
BP p.l.c. - 12 April 2011

BP p.l.c. was advised on 11 April 2011 by Computershare Plan Managers that on 11 April 2011 the following Director and senior executives (all persons discharging managerial responsibilities in BP p.l.c.) acquired in London the number of BP Ordinary shares (ISIN number GB0007980591) shown opposite their names below at £4.785 per share through participation in the BP ShareMatch UK Plan
:-
Director

Mr I.C. Conn                65 shares

Other Persons Discharging Managerial Responsibilities

Mr R. Bondy                  65 shares
Mr B. Looney                65 shares
Mr S. Westwell              65 shares

This notice is given in fulfilment of the obligation under DTR3.1.4(1)(a)R.

Exhibit 1.7

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 15 April 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 557,542 ordinary shares on 14 April 2011 at prices between 441.0 pence per share and 455.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,846,852,734 ordinary shares in Treasury, and has 18,867,141,850 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 1.8

BP p.l.c. -  AGM Special Business and Retirement of Directors
BP p.l.c. - 15 April 2011

Items of Special Business and Retirement of Directors
BP p.l.c. 2011 Annual General Meeting

The following items of special business were passed at the BP p.l.c. Annual General Meeting held on 14 April 2011:

Resolution 17 - Share buyback
To authorize the company generally and unconditionally to make market purchases (as defined in Section 693(4) of the Companies Act 2006) of ordinary shares with nominal value of $0.25 each in the company, provided that:

a. the company does not purchase under this authority more than 1.9 billion ordinary shares;

b.         the company does not pay less than $0.25 for each share; and

c.         the company does not pay more for each share than 5% over the average of the middle market price of the ordinary shares for the five business days immediately preceding the date on which the company agrees to buy the shares concerned, based on share prices and currency exchange rates published in the Daily Official List of the London Stock Exchange.

In executing this authority, the company may purchase shares using any currency, including pounds sterling, US dollars, and euros.
            This authority shall continue for the period ending on the date of the annual general meeting in 2012 or 14 July 2012, whichever is the earlier, provided that, if the company has agreed before this date to purchase ordinary shares where these purchases will or may be executed after the authority terminates (either wholly or in part), the company may complete such purchases.

Resolution 18 - Directors' authority to allot shares (Section 551)
To renew, for the period ending on the date of the annual general meeting in 2012 or 14 July 2012, whichever is the earlier, the authority and power conferred on the directors by the company's Articles of Association to allot relevant securities up to an aggregate nominal amount equal to the Section 551 amount of $3,133 million.

Resolution 19 - Directors' authority to allot shares (Section 561)
To renew, for the period ending on the date of the annual general meeting in 2012 or 14 July 2012, whichever is the earlier, the authority and power conferred on the directors by the company's Articles of Association to allot equity securities wholly for cash

a. in connection with a rights issue;

b. otherwise than in connection with a rights issue up to an aggregate nominal amount equal to the Section 561 amount of $235 million.

Resolution 20 - Notice of general meetings
To authorize the calling of general meetings of the company (not being an annual general meeting) by notice of at least 14 clear days.

Resolution 21 - Political donations and political expenditure
To authorize the company and BP International Limited ('BPI') for the purposes of the Companies Act 2006, Part 14, to make donations or incur expenditure as provided below.
         Donations or expenditure by the company or by BPI may be under one or more or all of the following heads: (i) donations to political parties or independent election candidates; (ii) donations to political organisations other than political parties; and (iii) political expenditure.
         This authority may only be used by the company or by BPI to make a donation or incur expenditure within any one or more of the above heads if the aggregate total of that donation or expenditure, together with any other such donations or expenditure incurred in the same year (beginning on the date of this authority, or its anniversary), does not exceed £100,000.
         In the period for which this authority has effect, it shall permit donations and expenditure by each of the company and BPI to a maximum amount of £400,000 under each of the heads listed earlier, but use of the authority shall always be limited as above.
         This authority shall continue for the period ending on 13 April 2015 or the date of the company's annual general meeting in 2015, whichever is the earlier.

Resolution 22 - Renewal of the BP ShareMatch Plan
To approve the renewal of the rules of the BP ShareMatch Plan ('ShareMatch') (as amended), the principal features of which are summarised in the notes on page 10 of the Notice of Meeting, a copy of which is produced in draft at this meeting and for the purposes of identification initialled by the chairman, subject to such modification as the directors may consider necessary or desirable to maintain or obtain the approval of HMRC or any other taxation authority or to take account of the requirements of the Financial Services Authority or the London Stock Exchange (or their successor(s)) or otherwise; and further to authorise the directors to:

a.	do all things as they may consider necessary and expedient to continue to operate ShareMatch; and

b.
establish or maintain such further plans for the benefit of employees based on ShareMatch subject to such modifications as may be necessary or desirable to take account of security laws, exchange control and tax legislation in any country, provided that any shares made available under ShareMatch are treated as counting against any limits on individual participation in such further plans and any new shares made available under such further plans are treated as counting against any limits on overall participation in ShareMatch.

Resolution 23 - Renewal of the BP Sharesave UK Plan 2001
To approve the renewal of the BP Sharesave UK Plan 2001 ('Sharesave UK')
(as amended), the principal features of which are summarised in the notes on page 10, a copy of which is produced in draft at this meeting and for the purposes of identification initialled by the chairman, subject to such modification as the directors may consider necessary or desirable to maintain or obtain the approval of HMRC or any other taxation authority or to take account of the requirements of the Financial Services Authority or the London Stock Exchange (or their successor(s)) or otherwise; and further to authorise the directors to:

a.	do all things as they consider necessary and expedient to continue to operate Sharesave UK; and

b.
establish or maintain such further plans for the benefit of employees based on Sharesave UK subject to such modifications as may be necessary or desirable to take account of security laws, exchange control and tax legislation in any country, provided that any shares made available under Sharesave UK are treated as counting against any limits on individual participation in such further plans and any new shares made available under such further plans are treated as counting against any limits on overall participation in Sharesave UK.

This notice is given in fulfilment of the obligation under LR 9.6.18

Retirement of Directors
The Board of BP p.l.c. announces that Mr D.J. Flint and Dr D.S. Julius retired as non-executive directors of the company with effect from the conclusion of the Annual General Meeting held on 14 April 2011.

This notice is given in fulfillment of the obligation under LR 9.6.11(2)

Exhibit 1.9

BP p.l.c. - Transaction in Own Shares
BP p.l.c. - 19 April 2011

BP p.l.c. announces that it transferred to participants in its employee share schemes 3,935 ordinary shares on 18 April 2011 at prices between 394.0 pence per share and 487.0 pence per share.  These shares were previously held as treasury shares.

Following the above transaction, BP p.l.c. holds 1,846,848,799 ordinary shares in Treasury, and has 18,867,145,785 ordinary shares in issue (excluding Treasury shares).

Enquiries: Fergus MacLeod, BP p.l.c.    Tel: 020 7496 4632

Exhibit 2.0

BP p.l.c. - Total Voting Rights
BP p.l.c. - 28 April 2011

BP p.l.c.

Voting Rights and Capital - Transparency Directive Disclosure

London 28 April 2011

Pursuant to Disclosure and Transparency Rule 5.6:-

- The issued share capital of BP p.l.c. comprised 18,867,161,085 ordinary shares par value US$0.25 per share, excluding shares held in treasury and those bought back for cancellation, and 12,706,252 preference shares, par value £1 per share. Both the ordinary shares and the preference shares have voting rights. Preference shares have two votes for every £5 in nominal capital held and ordinary shares have one vote for every share held.

- The total number of voting rights in BP p.l.c. is 18,872,243,585. This figure excludes (i) 1,846,848,799 ordinary shares which have been bought back and held in treasury by BP; and (ii) 53,774,372 ordinary shares which have been bought back for cancellation. These shares are not taken into consideration in relation to the payment of dividends and voting at shareholders' meetings.

This information may be used by shareholders for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BP p.l.c. under the FSA's Disclosure and Transparency Rules.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BP p.l.c.
(Registrant)

Dated: 03 May, 2011
/s/ D. J. PEARL
...............................
D. J. PEARL
Deputy Company Secretary